

16012437

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 29 2016
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 14161

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The O.N. Equity Sales Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Financial Way
(No. and Street)

Cincinnati	Ohio	45242
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Teresa R. Cooper — (513) 794-6162
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

191 West Nationwide Boulevard, Suite 500	Columbus	Ohio	43215
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Patrick H. McEvoy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The O.N. Equity Sales Company, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


NOTARIAL SEAL
STATE OF OHIO

Crystal D. Howard
Notary Public, State of Ohio
My Commission Expires 06-02-2019

Notary Public

Signature

President & CEO
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



KPMG LLP
Suite 500
191 West Nationwide Blvd.
Columbus, OH 43215-2568

Report of Independent Registered Public Accounting Firm

The Board of Directors
The O.N. Equity Sales Company:

We have reviewed management's statements, included in the accompanying The O.N. Equity Sales Company Exemption Report (the Exemption Report), in which (1) The O.N. Equity Sales Company (the Company) identified the following provisions of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(2)(i) (the exemption provisions); and (2) the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2015 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

Columbus, Ohio
February 24, 2016

One Financial Way
Cincinnati, Ohio 45242

ONESCO
THE O.N. EQUITY SALES COMPANY
Member FINRA/SIPC

Post Office Box 371
Cincinnati, Ohio 45201-0371
Telephone: 513.794.6794

Exemption Report

The O.N. Equity Sales Company (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(i):

"Special Account for the Exclusive Benefit of Customers" maintained.

The Company has met the identified exemption provisions for the fiscal year ended December 31, 2015 without exception.

The O.N. Equity Sales Company

I, Patrick H. McEvoy, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: 

Title: President & Chief Executive Officer

Date: February 24, 2016

One Financial Way
Cincinnati, Ohio 45242

The O.N.
Equity Sales Company

Member FINRA/SIPC

Post Office Box 371
Cincinnati, Ohio 45201-0237
Telephone: 513.794.6794

February 26, 2016

Re: The O.N. Equity Sales Company (CRD #2936)
12/31/15 Audited Financial Statement Filing

Pursuant to regulatory requirements, please find enclosed 12/31/15 audited financial statements for The O.N. Equity Sales Company.

Please call me if you need additional information.

Sincerely,



Teresa R. Cooper
Broker Dealer Financial Reporting Lead
513-794-6162

THE O. N. EQUITY SALES COMPANY AND SUBSIDIARIES

(A Wholly Owned Subsidiary of The Ohio National Life Insurance Company)

Consolidated Financial Statements and Schedules

December 31, 2015

(With Report of Independent Registered Public Accounting Firm Thereon)

THE O. N. EQUITY SALES COMPANY AND SUBSIDIARIES
(A Wholly Owned Subsidiary of The Ohio National Life Insurance Company)

Table of Contents



KPMG LLP
Suite 500
191 West Nationwide Blvd.
Columbus, OH 43215-2568

Report of Independent Registered Public Accounting Firm

The Board of Directors
The O.N. Equity Sales Company:

We have audited the accompanying consolidated statement of financial condition of The O.N. Equity Sales Company and subsidiaries (the Company) as of December 31, 2015, and the related consolidated statements of income, changes in stockholder's equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The O.N. Equity Sales Company and subsidiaries as of December 31, 2015, and the results of their operations and their cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

The supplemental information contained in Schedules 1, 2, 3, 4 and 5 has been subjected to audit procedures performed in conjunction with the audit of the Company's consolidated financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the consolidated financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information contained in Schedules 3, 4 and 5, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules 1, 2, 3, 4 and 5 is fairly stated, in all material respects, in relation to the consolidated financial statements as a whole.

KPMG LLP

Columbus, Ohio
February 24, 2016

THE O.N. EQUITY SALES COMPANY AND SUBSIDIARIES
(A Wholly Owned Subsidiary of The Ohio National Life Insurance Company)

Consolidated Statement of Financial Condition

December 31, 2015

Assets		
Cash	$	6,402,195
Accounts receivable from affiliates, net (note 3)		298,889
Accounts receivable, net		45,224
Commission receivable (note 3)		2,614,388
Deferred tax asset		59,372
Software, net of amortization		847,112
Investment securities, at fair value (note 7)		58,994
Other assets		236,456
Total assets	$	10,562,630
Liabilities and Stockholder's Equity		
Liabilities:		
Accrued commission expense (note 3)	$	1,958,545
Payable to affiliates (note 3)		866,927
Accounts payable and accrued expenses		1,206,262
Federal and state income taxes payable		347,950
Total liabilities		4,379,684
Stockholder's equity (note 4):		
Common stock, without par value. Authorized 40,000 shares; issued and outstanding 33,600 shares at stated value of $10 per share		336,000
Additional paid-in capital		1,054,000
Retained earnings		4,792,946
Total stockholder's equity		6,182,946
Total liabilities and stockholder's equity	$	10,562,630

See accompanying notes to consolidated financial statements.

THE O.N. EQUITY SALES COMPANY AND SUBSIDIARIES
(A Wholly Owned Subsidiary of The Ohio National Life Insurance Company)

Consolidated Statement of Income

Year ended December 31, 2015

Revenues:		
Sale of registered investment products/variable contracts (note 3)	$	50,155,752
Sale of general securities (note 3)		7,760,074
Sale of fee-based products (note 3)		8,624,618
Investment income		49
Other income		5,527
Total revenues		66,546,020
Expenses:		
Commissions (note 3)		57,193,625
Service contract (note 3)		2,037,402
Salary expense		3,495,714
General expenses		1,962,870
Total expenses		64,689,611
Income before income taxes		1,856,409
Income taxes (note 2):		
Current expense		912,228
Deferred benefit		(329,941)
		582,287
Net income	$	1,274,122

See accompanying notes to consolidated financial statements.

THE O.N. EQUITY SALES COMPANY AND SUBSIDIARIES
(A Wholly Owned Subsidiary of The Ohio National Life Insurance Company)

Consolidated Statement of Changes in Stockholder's Equity

Year ended December 31, 2015

		Common stock	Additional paid-in capital	Retained earnings	Total stockholder's equity
Balance at December 31, 2014	$	336,000	1,054,000	3,518,824	4,908,824
Net income		—	—	1,274,122	1,274,122
Balance at December 31, 2015	$	336,000	1,054,000	4,792,946	6,182,946

See accompanying notes to consolidated financial statements.

THE O.N. EQUITY SALES COMPANY AND SUBSIDIARIES
(A Wholly Owned Subsidiary of The Ohio National Life Insurance Company)

Consolidated Statement of Cash Flows

Year ended December 31, 2015

Cash flows from operating activities:		
Net income	$	1,274,122
Adjustments to reconcile net income to net cash provided by operating activities:		
Software amortization		260,233
Trading losses on investments		2,207
Changes in assets and liabilities:		
Increase in deferred tax asset (non cash)		(329,941)
Increase in commissions receivable		(240,911)
Increase in other assets		(14,676)
Increase in software		(66,225)
Decrease in accounts receivable		149,220
Increase in income taxes payable		253,211
Increase in accounts payable and accrued commissions expense		918,195
Net cash provided by operating activities		2,205,435
Cash flows from investing activities:		
Proceeds from sales of investment securities		429
Cost of investment securities acquired		(2,256)
Net cash used in investing activities		(1,827)
Increase in cash		2,203,608
Cash at beginning of year		4,198,587
Cash at end of year	$	6,402,195
Federal income tax paid to The Ohio National Life Insurance Company	$	607,359

See accompanying notes to consolidated financial statements.

(1) General Information and Significant Accounting Policies

The consolidated financial statements include the accounts of The O.N. Equity Sales Company ("ONESCO" or the "Company") and its wholly owned subsidiaries, the Ohio National Investment Management Company and the Ohio National Insurance Agency, Inc. (collectively, the "Companies"). All significant intercompany balances and transactions have been eliminated in consolidation.

ONESCO, which is a wholly owned subsidiary of The Ohio National Life Insurance Company (the "parent company" or "ONLIC"), is registered as an introducing broker and dealer under the Securities and Exchange Commission ("SEC") Act of 1934. The Company is a member of the Financial Industry Regulation Authority and the Securities Investor Protection Corporation. The Company has claimed exemption under the Customer Protection Rule, SEC Rule 15c3-3, Section k(2)(i), which requires the Company to promptly transmit all customer transactions through a bank account designated as a Special Account for the Exclusive Benefit of Customers.

Management of the Companies has made a number of estimates and assumptions related to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the consolidated statement of financial condition and revenues and expenses for the reporting period to prepare these consolidated financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP"). Actual results could differ from those estimates.

The Company earns commissions and fees from sales of variable life contracts under an underwriting agreement with Ohio National Life Assurance Corporation ("ONLAC") and annuity contracts under an underwriting agreement with ONLIC. Under the underwriting agreement, the Company earns revenue by distributing ONLAC's variable life insurance products and ONLIC's annuity products, collecting customer applications and payments, and remitting applications and payments to ONLAC and ONLIC. Sales loads on the contracts are recognized as revenue when earned. Commissions on the contracts are charged to expenses when due. See Note 3 regarding related party transactions.

Commissions and fees from the sales by registered representatives of various companies' investment company products, limited partnerships, and general securities are recognized on a trade-date basis.

Investment income is recognized when earned.

Service contract expense is recognized in the month the services are provided to the Companies (Note 3).

Salary expense, professional fees, travel and entertainment and general expenses are recognized as they are incurred by the Companies.

The carrying amounts of financial assets and liabilities approximate fair value. The amounts shown for receivables represent their estimated future realizable balances. The receivables are short-term in nature, with substantially all balances expected to be received within a one month period. No recovery allowance is considered necessary for any of the receivable balances.

Investment securities are stated at estimated fair value, with trading gains and losses reported as investment income. The estimated fair value is obtained from independent pricing services based on market quotations. Cost is determined on the first-in, first-out basis when calculating gains and losses, which are recorded on the trade date.

Software is carried at cost, net of amortization. Amortization is computed principally using the straight-line method over the estimated useful life of the asset. When certain events or changes in operating conditions occur, asset lives may be adjusted and an impairment assessment may be performed on the recoverability of the carrying amounts.

Comprehensive income includes net income as well as certain items that are reported directly within a separate component of stockholder's equity that are excluded from net income. On January 1, 2014, the Company adopted Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU") 2013-02, *Reporting Amounts Reclassified Out of Accumulated Other Comprehensive Income*. This guidance improves the transparency of reporting these reclassifications but does not change the requirements for reporting net income or other comprehensive income in financial statements. The adoption of this guidance had no impact on the Company's consolidated financial statements as it pertains only to additional disclosures. Currently, net income is the Company's only component of comprehensive income.

In May 2014, the FASB issued ASU 2014-09, *Revenue from Contracts with Customers (Topic 606)*, effective for annual periods beginning after December 15, 2018. This guidance outlines a single, comprehensive model for accounting for revenue from contracts with customers. Topic 606 specifically excludes insurance contracts from its scope; however, management is in the process of evaluating whether the Company has any contract arrangements which would fall into the scope of Topic 606. Management does not expect a material impact to the financial statements as a result of this new standard.

(2) Income Taxes

The Companies file a consolidated federal income tax return with the parent company. The method of allocation between companies is subject to a written agreement. Allocations are based upon separate return calculations with current credit for net losses. Intercompany tax balances are settled monthly.

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when it is determined that it is more likely than not that the deferred tax asset will not be fully realized. No valuation allowance is needed as of December 31, 2015, as it is more likely than not that the deferred tax asset will be fully realized.

The Companies provide for federal income taxes based on amounts it believes it will owe in accordance with FASB Accounting Standards Codification ("ASC") 740-10, *Income Taxes – Recognition*. This guidance addresses the accounting and disclosure of uncertain tax positions. This guidance also prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The difference between the tax benefit recognized in the financial statements for a position in accordance with this guidance and the tax benefit claimed in the tax return is referred to as an unrecognized tax benefit. As of December 31, 2015, there are no reserves for uncertain tax positions.

On January 1, 2014, the Company adopted FASB ASU 2013-11, *Income Taxes: Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists*. Under this guidance, an unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward. To the extent a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets. The adoption of this guidance had no material impact on the Company's consolidated financial statements.

Total income tax expense for the year ended December 31, 2015 differs from the amount computed by applying the U.S. federal income tax rate of 35% to income before federal income tax expense as follows:

		Amount	**Percentage**
Computed (expected) tax expense	$	649,743	35.00%
Nondeductible expenses (meals and entertainment)		8,686	0.47
State tax, net of federal income tax benefit		34,607	1.86
Transfer pricing		(110,749)	(5.97)
Total expense and effective rate	$	582,287	31.36%

The tax effects of temporary differences between financial statement carrying amounts and the tax basis of assets and liabilities that give rise to significant components of the net deferred tax liability relate to the following as of December 31:

		2015
Deferred tax asset:		
Contingent liabilities	$	378,300
Total gross deferred tax asset		378,300
Deferred tax liabilities:		
Software amortization		318,928
Total gross deferred tax liabilities		318,928
Net deferred tax asset	$	59,372

(3) Related-Party Transactions

The Companies have service contract agreements with ONLIC and Ohio National Equities, Inc. ("ONEQ"), an affiliate. The Companies are billed from ONLIC for services, office space, equipment and materials necessary to the operation of the Company's business. The Companies bill ONLIC for certain administrative services, such as due diligence review of Ohio National agents, marketing, promotional activities, and educational training. ONESCO bills ONEQ for services and support, related to the contracting and licensing, marketing, compliance and training support services. There is no assurance that these costs would be similar if the Companies had to obtain such services and support on its own. The Companies had no accounts receivables due from or payables due to ONLIC and ONEQ related to these service contracts as of December 31, 2015. Charges included in service contract expenses for the year ended December 31 were as follows:

		2015
Service expense to ONLIC	$	2,614,228
Service reimbursement from ONLIC		(445,691)
Service reimbursement from ONEQ		(131,135)
Total service contract expenses incurred	$	2,037,402

ONESCO has an underwriting agreement with ONEQ, which in turn contracts with agents of ONLIC to sell and distribute annuity contracts as well as contracts with agents of ONLAC to sell and distribute variable universal life contracts of the parent. In connection with the sale of these contracts, ONESCO records sales loads and related commission expenses, and other expenses incurred with the distribution of the contracts. The accounts receivable from affiliates due to ONESCO related to the underwriting agreement was $298,889 as of December 31, 2015. The amounts owed by ONESCO as of December 31 were as follows, which are shown on the face of the consolidated statement of financial condition:

		2015
ONLIC commissions, net of sales load	$	875,110
ONLAC sales load, net of commissions		(250)
Other expenses from ONLIC/ONLAC		(7,933)
Total payable to affiliates, net	$	866,927

In addition, ONESCO sells registered investment products and variable contracts sponsored by unaffiliated parties. The accounts receivable due to the Company from the unaffiliated parties was $2,614,388 and the accounts payable due from ONESCO to the unaffiliated parties was $1,958,545 as of December 31, 2015.

During 2015, the sale of affiliated variable life and annuity contracts and unaffiliated registered investment products and variable contracts resulted in the following revenue and expenses as of December 31:

		2015
Affliated sale revenues	$	16,836,691
Unaffiliated sale revenues		49,703,753
Total sale revenues	$	66,540,444

		2015
Affliated commissions	$	14,208,035
Unaffiliated commissions		42,985,590
Total commissions expense	$	57,193,625

(4) Net Capital

As a registered broker and dealer in securities, ONESCO is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1 or the "Rule"). Under the computation provided by the Rule, ONESCO is required to maintain "net capital" equal to the greater of $50,000 or 1/15 of "aggregate indebtedness," as those terms are defined by the Rule. The Rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting indebtedness to net capital ratio would exceed 10 to 1. At December 31, 2015, ONESCO had a minimum capital requirement of $291,692, "aggregate indebtedness" and "net capital" of $4,375,383 and $2,578,479, respectively and ratio of aggregate indebtedness to net capital of 1.70 to 1.

(5) Contingencies

The Companies are defendants in various claims and legal actions arising in the ordinary course of business. Given the inherent unpredictability of these matters, it is difficult to estimate the impact on the Company's financial position. The Companies establish liabilities for litigation and regulatory loss contingencies when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. Legal costs are accrued by the Companies as incurred and for the estimated amount to be incurred. On a quarterly and annual basis, the Companies review relevant information with respect to the liabilities for litigation, regulatory investigations and litigation-related contingencies to be reflected in the Company's consolidated financial statements.

(6) Fair Value Measurements

Fair Value Hierarchy
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (exit price) in an orderly transaction between market participants at the measurement date. In determining fair value, the Companies use various methods including market, income and cost approaches. The Companies utilize valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. The Companies utilize the deferral for nonfinancial assets and liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis, in accordance with FASB ASC 820-10-15, *Fair Value Measurements and Disclosures – Scope and Scope Exceptions*, and additional disclosures of cash.

The Companies are required to categorize their assets and liabilities that are carried at estimated fair value on the statement of financial condition into a three level hierarchy based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement.

The levels of fair value hierarchy are as follows:

- **Level 1** – Fair value is based on unadjusted quoted prices for identical assets or liabilities in an active market at the measurement date. The types of assets utilizing Level 1 valuations include U.S. government securities, actively traded equity securities, investments in publicly traded mutual funds, unit investment trusts, cash and cash equivalents, and exchange traded derivatives.
- **Level 2** – Fair value is based on significant inputs, other than quoted prices included in Level 1 that are observable in active markets or that are derived principally from or corroborated by observable market data through correlation or other means for identical or similar assets and liabilities. As of December 31, 2015, the Companies had no assets measured in Level 2 of the hierarchy.
- **Level 3** – Fair value is based on unobservable inputs for the asset or liability for which there is little or no market activity at the measurement date. Unobservable inputs used in the valuation reflect management's best estimate about the assumptions market participants would use to price

the asset or liability. As of December 31, 2015, the Companies had no assets measured in Level 3 of the hierarchy.

The following table presents the Companies' hierarchy for its assets measured at fair value on a recurring basis as of December 31, 2015:

		Level 1	Level 2	Level 3	Total
Assets:					
Cash	$	6,402,195	—	—	6,402,195
Deposits		172,535	—	—	172,535
Investment securities:					
Money market		481	—	—	481
Mutual funds		58,513	—	—	58,513
Total assets	$	6,633,724	—	—	6,633,724

Cash – Cash is considered Level 1 as it is the functional currency in the U.S. and is the most liquid form of an asset and not subject to valuation fluctuations.

Deposits – The Companies hold cash deposits with various regulatory agencies. These deposits will be considered Level 1 since cash is the most liquid form of asset and not subject to valuation fluctuations. The estimated fair value of the deposit would be equal to the cash balance since there are no restrictions that would impact the amount of cash held on deposit. Deposits are classified in other assets in the consolidated statement of financial condition.

Investment securities – Investment securities are Level 1 as the Companies hold investments in money markets, mutual funds and unit investment trusts that have quoted prices in active markets.

Asset Transfers Between Levels

The Company reviews its fair value hierarchy classifications annually. Changes in the observability of significant valuation inputs identified during these reviews may trigger reclassification of fair value hierarchy levels of financial assets and liabilities. There were no net transfers to or from Level 1, Level 2 or Level 3 during 2015.

Fair Value Measurement on a Nonrecurring Basis

The Company did not have assets that are measured at estimated fair value on a nonrecurring basis in periods subsequent to initial recognition.

(7) Investments

Investments in mutual funds and unit investment trusts are traded in a national exchange and are stated at the last reported sales price on the day of valuation. Analyses of net investment income follows for the year ended December 31:

		2015
Investment income	$	2,256
Realized gains		194
Unrealized losses		(2,401)
Investment income		49
Investment expenses		(429)
Net investment loss	$	(380)

The amortized cost and estimated fair value of investment securities for the year ended December 31, 2015 were as follows:

		Amortized cost	Estimated fair value
Money market funds	$	481	481
Mutual fund securities		58,344	58,513
Total investment securities	$	58,825	58,994

(8) Subsequent Events

The Companies have evaluated subsequent events through February 24, 2016, the date at which the consolidated financial statements were issued, and determined there are no additional items to disclose.

Schedule 1

THE O.N. EQUITY SALES COMPANY AND SUBSIDIARIES
(A Wholly Owned Subsidiary of The Ohio National Life Insurance Company)

Consolidating Schedule – Statement of Financial Condition

December 31, 2015

Assets		The O.N. Equity Sales Company	O.N. Investment Management Company	O.N. Insurance Agency, Inc.	Eliminations	Consolidated
Cash	$	6,041,698	273,512	86,985	—	6,402,195
Accounts receivable from affiliates, net		2,137,454	—	—	(1,838,565)	298,889
Accounts receivable, net		45,224	—	—	—	45,224
Commission receivable		757,252	1,857,136	—	—	2,614,388
Investment in wholly owned subsidiaries, at equity in their net assets		395,012	—	—	(395,012)	—
Deferred tax asset		59,372	—	—	—	59,372
Software, net of amortization		847,112	—	—	—	847,112
Investment securities, at fair value		58,994	—	—	—	58,994
Other assets		216,211	20,245	—	—	236,456
Total assets	$	10,558,329	2,150,893	86,985	(2,233,577)	10,562,630
Liabilities and Stockholder's Equity						
Liabilities:						
Accrued commission expense	$	1,958,545	—	—	—	1,958,545
Payable to affiliates		866,927	1,838,565	—	(1,838,565)	866,927
Accounts payable and accrued expenses		1,206,262	—	—	—	1,206,262
Federal and state income tax payable		343,649	9,099	(4,798)	—	347,950
Total liabilities		4,375,383	1,847,664	(4,798)	(1,838,565)	4,379,684
Stockholder's equity:						
Common stock		336,000	36,250	10,000	(46,250)	336,000
Additional paid-in capital		1,054,000	108,750	—	(108,750)	1,054,000
Retained earnings		4,792,946	158,229	81,783	(240,012)	4,792,946
Total stockholder's equity		6,182,946	303,229	91,783	(395,012)	6,182,946
Total liabilities and stockholder's equity	$	10,558,329	2,150,893	86,985	(2,233,577)	10,562,630

See accompanying report of independent registered public accounting firm.

Schedule 2

THE O.N. EQUITY SALES COMPANY AND SUBSIDIARIES
(A Wholly Owned Subsidiary of The Ohio National Life Insurance Company)

Consolidating Schedule – Statement of Income

Year ended December 31, 2015

	The O.N. Equity Sales Company	O.N. Investment Management Company	O.N. Insurance Agency, Inc.	Eliminations	Consolidated
Revenues:					
Sale of registered investment products/variable contracts	$ 50,121,655	—	3,409,733	(3,375,636)	50,155,752
Sale of general securities	7,760,074	—	—	—	7,760,074
Sale of fee-based products	8,542,050	8,256,781	—	(8,174,213)	8,624,618
Investment income	49	—	—	—	49
Other income	5,527	—	—	—	5,527
Total revenues	66,429,355	8,256,781	3,409,733	(11,549,849)	66,546,020
Expenses:					
Commissions	57,193,625	8,174,213	3,375,636	(11,549,849)	57,193,625
Service contract	2,037,402	—	—	—	2,037,402
Salary expense	3,495,714	—	—	—	3,495,714
General expenses	1,924,546	10,363	27,961	—	1,962,870
Total expenses	64,651,287	8,184,576	3,403,597	(11,549,849)	64,689,611
Income before income taxes	1,778,068	72,205	6,136	—	1,856,409
Income taxes:					
Current expense	884,471	25,372	2,385	—	912,228
Deferred benefit	(329,941)	—	—	—	(329,941)
	554,530	25,372	2,385	—	582,287
Net income before net income of wholly owned subsidiaries	1,223,538	46,833	3,751	—	1,274,122
Net income of wholly owned subsidiaries	50,584	—	—	(50,584)	—
Net income	$ 1,274,122	46,833	3,751	(50,584)	1,274,122

See accompanying report of independent registered public accounting firm.

Schedule 3

THE O.N. EQUITY SALES COMPANY
(A Wholly Owned Subsidiary of The Ohio National Life Insurance Company)

Computation of Net Capital under Rule 15c3-1

December 31, 2015

Aggregate indebtedness:		
Accounts payable and accrued expenses, including payable to affiliate	$	4,375,383
Net capital		2,578,479
Minimum capital required to be maintained (greater of $50,000 or 1/15 of aggregate indebtedness of $4,375,383)		291,692
Net capital in excess of requirements	$	2,286,787
Ratio of aggregate indebtedness to net capital		1.6969
Net worth:		
Common stock	$	336,000
Additional paid-in capital		1,054,000
Retained earnings		4,792,946
Total net worth		6,182,946
Deduct:		
Nonallowable assets:		
Investment in wholly owned unconsolidated subsidiaries and receivables from affiliates		2,532,466
Other assets		1,063,214
		3,595,680
Net capital before haircuts on securities positions		2,587,266
Haircuts on securities computed pursuant to Rule 15c3-1:		
Other securities		(8,787)
Net capital	$	2,578,479

Note: The above computation does not materially differ from the computation of net capital under Rule 15c3-1 at December 31, 2015 filed on unaudited Form X-17A-5, Part IIA on January 27, 2016.

See accompanying report of independent registered public accounting firm.

Schedule 4

THE O.N. EQUITY SALES COMPANY

(A Wholly Owned Subsidiary of The Ohio National Life Insurance Company)

Computation for the Determination of the Reserve Requirements
under Rule 15c3-3 of the Securities Exchange Act of 1934

December 31, 2015

The Company is exempt from Rule 15c3-3 pursuant to the provisions of the subparagraph (k)(2)(i) of that rule.

See accompanying report of independent registered public accounting firm.

Schedule 5

THE O.N. EQUITY SALES COMPANY

(A Wholly Owned Subsidiary of The Ohio National Life Insurance Company)

Information Relating to Possession or Control Requirements
under Rule 15c3-3 of the Securities Exchange Act of 1934

December 31, 2015

The Company is exempt from Rule 15c3-3 pursuant to the provisions of the subparagraph (k)(2)(i) of that rule.

See accompanying report of independent registered public accounting firm.